UNITED STATES OF AMERICA

        BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C.


       In the Matter of

      ENTERGY CORPORATION                 CERTIFICATE
                                          PURSUANT TO
       File No. 70-9749                     RULE 24

(Public Utility Holding Company
         Act of 1935)



           This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that for the quarterly period ended December 31, 2001, the transactions described below, which were proposed by Entergy Corporation (the "Company" or "Entergy") in the Application-Declaration on Form U-1, as amended, in the above referenced File ("Application-Declaration"), have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration and pursuant to the Order of the Securities and Exchange Commission dated April 3, 2001.



(1) The per share purchase    None.
and market prices for each
sale of common stock,
preferred stock or other
forms of preferred or equity
linked securities on the date
of each sale.

(2) The total number of       2,500 shares of common stock
shares of common stock issued are available for issuance
or available for issuance     pursuant to the terms of
under options granted during  options granted during this
the reporting period.         period.

(3) The number and price of,  None.
and restrictions on, common
shares issued in connection
with the acquisition of
another business.

(4) The principal amount of,  None.
and the terms and conditions
associated with the issuance
of Long-Term Debt.

(5) The principal amount of,  In connection with obtaining
and the terms and conditions  a $50,000,000 unsecured
associated with, the issuance revolving credit facility, on
of Short-Term Debt.           December 11, 2001, Entergy
                              issued a $50,000,000
                              promissory note that matures
                              on May 16, 2002, but may be
                              converted into a term loan
                              maturing no later than May
                              16, 2003.  The loan is
                              subject to the same terms and
                              conditions as the Third
                              Amended and Restated Credit
                              Agreement, dated as of May
                              17, 2001, among Entergy, the
                              Banks named therein and
                              Citibank, N.A. as Agent,
                              which is incorporated by
                              reference as Exhibit 4(a) to
                              Entergy's Quarterly Report on
                              Form 10-Q for the quarterly
                              period ended June 30, 2001.

(6) The notional amount and   None.
principal terms of, and the
counter parties to, any
Interest Rate Hedge or
Anticipatory Hedge entered
into during the reporting
period.

(7) The name of, and amount   None.
invested in, any new
Financing Subsidiary.

(8) A list of all Form U-6B-2 None.
filings made during the
reporting period, including
the date of the filing.

(9) Entergy's consolidated    Entergy's consolidated
balance sheet and the balance Balance Sheet is incorporated
sheet for any company that    by reference on Entergy's
engaged in a financing        Annual Report on Form 10-K
transaction during the        for the year ended December
reporting period, each        31, 2001.
showing the type and
outstanding amount of debt or
equity, as the case may be.

(10) A calculation of         Filed herein as Exhibit
Entergy's debt to equity      10(c).
ratio for the quarter ending
December 31, 2001.


IN WITNESS WHEREOF, the Company has caused this certificate to be executed this 19th day of April, 2002.

                     ENTERGY CORPORATION


                     By:  /s/ Steven C. McNeal
                             Steven C. McNeal
                        Vice President and Treasurer